EXHIBIT 99

MI Developments Inc. Edward C. Hannah Executive Vice-President, Secretary and General Counsel 337 Magna Drive Aurora, Ontario, Canada L4G 7K1 Tel (905) 726-7198 Fax (905) 726-2593
February 24, 2004
To:
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilieres du Quebec
Saskatchewan Securities Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Nunavut Legal Registry
The Toronto Stock Exchange

Dear Sirs:

Re: Mi Developments Inc.

We advise the following with respect to the Annual Meeting of Shareholders for the subject Corporation:

1.	Name of the Reporting Issuer	:	MI Developments Inc.
2.	Date Fixed for the Meeting	:	May 11, 2004
3.	Record Date for Notice	:	March 23, 2004
4.	Record Date for Voting	:	March 23, 2004
5.	Beneficial Ownership Determination Date	:	March 23, 2004
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting	:	Class A Subordinate Voting Class B
7.	Classes or Series of Securities that entitle the holder to Vote at the Meeting	:	Class A Subordinate Voting Class B
8.	Business to be conducted at the Meeting	:	Routine

Yours truly,

(Signed)
Edward C. Hannah
Executive Vice-President,
Secretary and General Counsel